Exhibit 12.01
COMPUTATION OF RATIOS
June 30, 2017
RATIO OF EARNINGS TO FIXED CHARGES

SCANA:	Six Months Ended June 30, 2017	Twelve Months Ended June 30, 2017	Years ended December 31,
Dollars in Millions			2016	2015	2014	2013	2012
Fixed Charges as defined:
Interest on debt	$186.8	$370.7	$356.8	$327.8	$318.2	$305.9	$301.3
Amortization of debt premium, discount and expense (net)	2.0	4.3	4.5	4.7	9.7	5.3	4.9
Interest component on rentals	1.7	3.4	3.5	3.7	4.1	4.9	4.9
Total Fixed Charges (A)	$190.5	$378.4	$364.8	$336.2	$332.0	$316.1	$311.1
Earnings as defined:
Pretax income from continuing operations	$422.6	$881.9	$865.6	$1,138.4	$786.0	$693.8	$601.6
Total fixed charges above	190.5	378.4	364.8	336.2	332.0	316.1	311.1
Pretax equity in (earnings) losses of investees	—	(1.0)	(0.7)	0.8	(1.4)	(3.2)	(3.3)
Cash distributions from equity investees	1.8	3.6	3.7	4.0	7.4	9.6	3.3
Total Earnings (B)	$614.9	$1,262.9	$1,233.4	$1,479.4	$1,124.0	$1,016.3	$912.7
Ratio of Earnings to Fixed Charges (B/A)	3.23	3.34	3.38	4.40	3.39	3.22	2.93

SCE&G:	Six Months Ended June 30, 2017	Twelve Months Ended June 30, 2017	Years ended December 31,
Dollars in Millions			2016	2015	2014	2013	2012
Fixed Charges as defined:
Interest on debt	$149.7	$296.5	$284.6	$258.4	$237.6	$226.4	$217.4
Amortization of debt premium, discount and expense (net)	1.4	3.2	3.5	3.7	4.4	4.2	3.9
Interest component on rentals	2.0	3.9	4.0	4.1	4.0	4.5	3.2
Total Fixed Charges (A)	$153.1	$303.6	$292.1	$266.2	$246.0	$235.1	$224.5
Earnings as defined:
Pretax income from continuing operations	$350.0	$787.4	$774.1	$711.0	$676.0	$579.7	$509.5
Total fixed charges above	153.1	303.6	292.1	266.2	246.0	235.1	224.5
Pretax equity in losses of investees	1.6	2.5	3.1	5.0	5.3	3.5	3.8
Total Earnings (B)	$504.7	$1,093.5	$1,069.3	$982.2	$927.3	$818.3	$737.8
Ratio of Earnings to Fixed Charges (B/A)	3.30	3.60	3.66	3.69	3.77	3.48	3.29